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07001030

SEC[illegible] [illegible]SSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 26 2007 WASH. D.C. 186 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.06 (MM/DD/YY) AND ENDING 12.31.06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Royal Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4095 Chicago Drive, S.W.
(No. and Street)

Grandville — Michigan — 49418
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mrs. Ruth Newenhouse (616) 538.2550
Chief Financial Officer (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, P.C.
(Name – *if individual, state last, first, middle name*)

205 East Main Street — Zeeland — Michigan — 49464
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/8

OATH OR AFFIRMATION

I, Ruth Newenhouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Securities Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYNN RUSSO
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF KENT
My Commission Expires August 15, 2011
Acting in the County of Kent

Marilynn Russo
Notary Public

Ruth Newenhouse
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROYAL SECURITIES COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Calvin Scholma
Kenneth Scholma
Michael Brandsen
Emil Sabolish, Jr.
David Nienhuis

INDEPENDENT AUDITOR'S REPORT

February 12, 2007

Stockholders and Board of Directors
Royal Securities Company
Grandville, Michigan

We have audited the accompanying statement of financial condition of Royal Securities Company as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Securities Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone 616-772-4615 • Fax 616-772-9288 • E-mail cpa@ksscpa.com

ROYAL SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 775,676
Commissions receivable	290,748
Employee and other receivables	5,047
Securities owned, at market value	12,298
Net furniture, equipment, and other improvements	243,561
Deposits	25,000
Refundable income taxes	3,073
Prepaid expenses	58,905
Total Assets	$1,414,308

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued sales commissions	$ 262,774
Accounts payable	9,974
Accrued expenses	137,296
Deferred income taxes	15,000
	425,044
Note payable - subordinated	400,000
Total Liabilities	825,044
Stockholders' Equity	
Common stock (Class B), $1 par value; 100,000 shares authorized, 11,350 shares issued and outstanding	11,350
Additional paid-in capital	356,809
Retained earnings	221,105
Total Stockholders' Equity	589,264
Total Liabilities and Stockholders' Equity	$1,414,308

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$3,649,327
Net dealer inventory and investment gains	481,154
Interest	9,639
Other	59,454
Total revenues	4,199,574
EXPENSES	
Broker commissions	2,198,570
Adminstrative salaries	622,051
Payroll related taxes	177,433
401(k) contribution	81,642
Group insurance	137,237
Other employee benefits	7,600
Clearing fees	171,892
Data communications	138,850
Advertising	34,285
Occupancy	205,871
Depreciation and amortization	52,147
Dues and subscriptions	13,396
Maintenance	24,648
Utilities	18,747
Taxes and licenses	27,903
Regulatory fees	22,936
Legal and professional	23,160
Outside services	11,320
Single business tax	37,052
Postage	24,763
Office supplies	25,991
Interest	24,361
Other	64,967
Loss on disposal of equipment	8,754
Total expenses	4,155,576
Income before income taxes	43,998
Federal income tax expense	6,327
NET INCOME	$ 37,671

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balances, January 1, 2006	11,550	$ 11,550	$ 356,809	$ 192,954	$ 561,313
Net income	-	-	-	37,671	37,671
Common stock repurchased and retired	(200)	(200)	-	(9,520)	(9,720)
BALANCES, December 31, 2006	11,350	$ 11,350	$ 356,809	$ 221,105	$ 589,264

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2006

Subordinated borrowings at January 1, 2006	$ 400,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2006	$ 400,000

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES		
Net income		$ 37,671
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 52,147	
Loss on disposal of equipment	8,754	
Deferred income taxes	1,900	
Change in assets and liabilities:		
(Increase) decrease in commissions receivable	(84,843)	
(Increase) decrease in receivables from non-customers	34,469	
(Increase) decrease in other assets	4,023	
(Increase) decrease in securities inventory	249,056	
Increase (decrease) in accounts payable and accruals	119,160	
Total Adjustments		384,666
Net Cash Provided By Operating Activities		422,337
INVESTING ACTIVITIES		
Purchase of equipment		(142,408)
FINANCING ACTIVITIES		
Common stock repurchased and retired		(9,720)
Net Increase in Cash and Cash Equivalents		270,209
Cash and Cash Equivalents, January 1, 2006		505,467
CASH AND CASH EQUIVALENTS, December 31, 2006		$ 775,676

See notes to financial statements.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity – Royal Securities Company (the "Company") is a securities broker/dealer that introduces transactions and accounts on a fully disclosed basis. Because the company does not carry customer accounts it operates under certain exemptive regulatory provisions. The Company is registered with the Securities and Exchange Commission and the State of Michigan. It is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. Its customers are predominately individuals residing in Western Michigan.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The Company, at certain times, maintains deposits that exceed insured limits. Management does not consider this a significant risk.

Security Transactions - Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Securities Owned - Securities owned consists of state, municipal, and corporate obligations which are reported at quoted market values. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income.

Income taxes - Deferred income tax assets and liabilities are determined by applying the currently enacted tax laws and rates to the cumulative temporary differences between the carrying value of assets and liabilities for financial statements and income tax purposes. Deferred income tax expense or credit is measured by the change in the deferred income tax asset and liability accounts during the year.

Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is computed using straight-line or declining balance methods over the estimated life of the assets.

Advertising Costs – The Company incurred and expensed advertising costs of $34,285 for the year ended December 31, 2006.

NOTE B: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2006 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006 the Company had net capital of $680,015, which was $580,015 in excess of the required amount of net capital. The Company's net capital ratio was .63 to 1.

NOTE C: FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are as follows at December 31, 2006:

Leasehold improvements	$ 48,139
Office furniture and equipment	317,726
Computer equipment	86,634
Total	452,499
Less accumulated depreciation	(208,938)
Net furniture, equipment and leasehold improvements	$ 243,561

NOTE D: SUBORDINATED BORROWINGS

At December 31, 2006, the Company had a subordinated note to a shareholder for $400,000 issued in connection with the purchase of Kent King Securities Co., Inc. The note bears interest at an annual rate of 6% and requires interest only payments. Interest payments are due monthly and totaled $24,000 for the year ended December 31, 2006. The scheduled maturity date of October 31, 2006 has been extended on a demand basis by both parties.

NOTE E: LEASES

The Company occupies office space under an operating lease agreement with a limited liability company whose owners are shareholders of Royal Securities Company expiring April 2015. Monthly rent is currently $12,000, and is subject to annual increases based on the Consumer Price Index. Rental payments under this agreement totaled $136,000 for the year ended December 31, 2006.

The Company rents office space from a limited liability company whose owner is a relative of a shareholder of Royal Securities Company under an operating lease agreement expiring July 2007, at a current monthly rental rate of $4,156. The lease contains renewal options for 2 consecutive 18 month periods at the current rate increased by the Consumer Price Index. Rent payments under this operating lease totaled $49,749 for the year ended December 31, 2006.

The Company rents two other office spaces under month-to-month operating lease agreements, at current monthly rental rates of $260 and $450. Rent payments under these operating leases totaled $8,520 for the year ended December 31, 2006.

Total rent expense under all leases (including short-term rentals) was $205,871 for the year ended December 31, 2006.

NOTE E: **LEASES (Con't)**

Future minimum lease payments under the operating leases are as follows:

Year ended December 31	Amount
2007	$ 173,089
2008	144,000
2009	144,000
2010	144,000
2011	144,000
Thereafter	480,000
	$ 1,229,089

NOTE F: **PROVISION FOR INCOME TAXES**

The provision for income taxes consists of the following:

Current	$ 4,427
Deferred	1,900
	$ 6,327

Significant components of the Company's deferred tax liabilities at December 31, 2006 are as follows:

Tax over book depreciation	$ 8,000
Book over tax prepaid expenses	8,800
Other	(1,800)
	$ 15,000

NOTE G: **RETIREMENT PLAN**

The Company has a 401(k) and profit sharing plan (a "safe-harbor" plan) under which the Company contributes 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions, not to exceed 4% of any employee's wages. The plan covers all full-time employees with at least one year of service. Company matching contributions totaled $81,642 for the year ended December 31, 2006. Profit sharing contributions are at the discretion of the Company and were $-0- for the year ended December 31, 2006.

NOTE H: **STOCK REPURCHASE AGREEMENT**

The Company and its stockholders are parties to an agreement under which the Company has the option to repurchase shares from the stockholders upon the stockholder's death, disability, termination of employment, or offer to sell. The purchase price is the net book value of the stock except for termination of employment, whereby, the purchase price is reduced by 20% for each year that the stockholder's employment is less than 5 years. During the year, certain stockholders tendered all or a portion of their *shares* to the Company. The excess of the redemption price over the par value of the common stock was charged to retained earnings.

NOTE I: **RELATED PARTY TRANSACTIONS**

The Company has a note payable to a shareholder as described in Note D.

The Company rents office space from a limited liability company whose owners are shareholders of Royal Securities Company, as described in Note E.

The Company rents office space from a limited liability company whose owner is a relative of a shareholder of Royal Securities Company, as described in Note E.

NOTE J: **CASH FLOW INFORMATION**

Cash paid for interest was $24,361 in the year ended December 31, 2006.

Cash paid (refunded) for income taxes was $(1,936) in the year ended December 31, 2006.

NOTE K: **CONCENTRATION OF CREDIT RISK**

The Company maintains cash balances at a financial institution located in West Michigan. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company's uninsured bank balances totaled $208,219.

SUPPLEMENTARY SCHEDULE

ROYAL SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Total Stockholders' Equity	$ 589,264
Add	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	400,000
Total capital and allowable subordinated liabilities	989,264
Deductions	
Non-allowable assets	
Non-customer receivables	5,047
Furniture, equipment and leasehold improvements	243,561
Prepaid expenses and other	59,030
Total Deductions	307,638
Net capital before haircuts on securities positions	681,626
Haircuts on securities positions	
Trading and investment securities	
Money market account	588
State and municipal obligations	719
Corporate obligations	304
Total haircuts on securities positions	1,611
NET CAPITAL	$ 680,015

ROYAL SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2006

Aggregate indebtedness

Accounts payable and other liabilities	$ 425,044

Computation of basic net capital requirement

Minimum net capital required	$ 100,000
Excess net capital	$ 580,015
Excess net capital at 1500%	$ 651,679
Excess net capital at 1000%	$ 637,511
Ratio: Aggregate indebtedness to net capital	.63 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2006).

Net capital as reported in company's Part II (unaudited) FOCUS report	$ 689,860
Audit adjustments to adjust payables and accruals	(22,824)
Audit adjustments to record additional revenues	173,342
Audit adjustments to record additional compensation	(161,314)
Other audit adjustments - net	951
Net capital per previous page	$ 680,015

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Calvin Scholma
Kenneth Scholma
Michael Brandsen
Emil Sabolish, Jr.
David Nienhuis

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 12, 2007

Stockholders and Board of Directors
Royal Securities Company
Grandville, Michigan

In planning and performing our audit of the financial statements of Royal Securities Company (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone 616-772-4615 • Fax 616-772-9288 • E-mail cpa@ksscpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

END